Filed Pursuant to Rule 424(b)(3)
File No. 333-278508
Nationwide Life Insurance Company
Supplement dated May 8, 2025 to the Prospectus dated May 1, 2025, for the Nationwide Defender Annuity
This supplement updates certain information contained in your prospectus. Please read it and keep it with your prospectus for future reference. Capitalized terms not defined in this supplement have the same meanings as in the prospectus.

The Contract assesses an annual Product Fee charged quarterly on the Contract Value allocated to the Index Strategies. Nationwide is changing the Product Fee for Contracts with applications signed on or after June 1, 2025. For Contracts with applications signed on or after June 1, 2025, the Product Fee will be 0.00%. Contracts with applications signed before June 1, 2025, will continue to be assessed a Product Fee of 1.10%.
Accordingly, the prospectus is hereby revised to change the Product Fee to 0.00% for Contracts with applications signed on or after June 1, 2025.
PROS-0988